Exhibit 4.49

Amendment to Promissory Note

THIS AMENDMENT TO PROMISSORY NOTE (the “Amendment”) is entered into as of March 1, 2021 (the “Effective Date”), by and among BioLargo, Inc., a Delaware corporation (“BioLargo”), and Bruce Kelber (“Kelber”), with reference to the following described “Note”:

Issuance Date: March 8, 2018

Maturity Date: none – demand note

Note No. 33097

Principal Amount: $50,000

Holder: Bruce Kelber

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledges, the parties agree to amend the Note as follows.

1.    Maturity Date. Kelber and BioLargo agree to set a fixed date of March 1, 2023, as the maturity date for the Note. All outstanding principal and interest shall be due on such date. The provisions of the Note allowing for demand payment with sixty days’ notice are hereby deleted in their entirety.

2.    Interest. BioLargo agrees to issue a warrant to Kelber allowing for the purchase of 225,000 shares of its common stock at $0.16 per share for a period of five years. This warrant shall compensate Kelber for interest over the extended term of the Note.

3.    Conversion. Kelber may convert all or any portion of principal or interest due on the Note to BioLargo common stock at any time by notifying BioLargo of his election to do so, at a rate of $0.16 per share, as may be adjusted for stock splits.

4.    Amendment to Warrant. The parties agree to amend the 150,000 share warrant to allow for cashless exercise.

5.    Miscellaneous.

5.1    Effect of Amendment. Except to the extent the Note is modified by this Amendment, the remaining terms and conditions of the Note shall remain unmodified and in full force and effect. In the event of any conflict between the terms and conditions of the Note and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail and control.

5.2    Entire Agreement. The Note, together with this Amendment, embodies the entire understanding between the parties hereto with respect to its subject matter and can be changed only by an instrument in writing signed by the parties hereto.

5.3    Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to Promissory Note as of the date first above written.

BIOLARGO, INC.

By:	/s/ Dennis P Calvert
Name: Dennis P. Calvert
Title: President
Date signed: 3/1/2021

HOLDER

By:	/s/ Bruce Kelber
Name: Bruce Kelber
Date signed: 3/1/2021